Exhibit 99.1

Wipro
Registered Office:
Wipro Limited
T : +91 (80) 2844 0011
Doddakannelli
F : +91 (80) 2844 0054
Sarjapur Road
E : info@wipro.com
Bengaluru 560 035
W : wipro.com
India
C : L32102KA1945PLC020800

July 1, 2021

The Manager-Listing

BSE Limited

(BSE : 507685)

The Manager-Listing

National Stock Exchange of India Limited

(NSE:WIPRO)

The Market Operations

NYSE, New York

(NYSE : WIT)

Dear Sir/Madam

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure requirements), Regulations, 2015, we wish to inform that Mr. M.K. Sharma, Independent Director has retired from the Company’s Board of Directors, with effect from close of business hours on June 30, 2021, after the cessation of his tenure pursuant to Section 149(11) of the Companies Act, 2013.

Consequent to the retirement of Mr. M.K. Sharma, the following committees of the Board have been re-constituted as under:

Committees of the Board	Composition of the Committees with effect from July 1, 2021

Audit, Risk and Compliance (also acts as Risk Management Committee)	a) Mr. Deepak M. Satwalekar, Chairman b) Mrs. Ireena Vittal, Member c) Ms. Tulsi Naidu, Member

Board Governance, Nomination and Compensation (also acts as Corporate Social Responsibility Committee)	a) Mr. William Arthur Owens, Chairman b) Mrs. Ireena Vittal, Member c) Mr. Patrick Dupuis, Member

Administrative and Shareholders/Investors Grievance Committee (also known as Stakeholders Relationship Committee)	a) Mr. Deepak M. Satwalekar, Chairman b) Dr. Patrick J. Ennis, Member c) Mr. Rishad A. Premji, Member

Further, Mrs. Ireena Vittal, Independent Director of the Company is appointed as the Lead Independent Director with effect from July 1, 2021.

This is for your information and records.

Thanking you,

Yours faithfully

For Wipro Limited

M Sanaulla Khan

Company Secretary